Exhibit 8

List of Subsidiaries of NOVONIX Limited

Company Name	Country of Incorporation

GRA Operations Pty Ltd	Australia

MD South Tenements Pty Ltd	Australia

NAM IP LLC	United States (Delaware)
Novonix BTS Holding 1 Limited (f/k/a J.C. Burns Holding Company Limited)	Canada (Nova Scotia)

Novonix BTS Holding 2 Limited (f/k/a D.A. Stevens Holding Company Limited)	Canada (Nova Scotia)

Novonix Corp.	United States (Delaware)

NOVONIX Anode Materials LLC (f/k/a PureGraphite)	United States (Delaware)

NOVONIX 1029 LLC	United States (Delaware)

NOVONIX Battery Technology Solutions, Inc.	Canada